March 2, 2020

Timothy S. Duncan
Chief Executive Officer and President
Talos Energy Inc.
Three Allen Center
333 Clay Street, Suite 3300
Houston, TX 77002

       Re: Talos Energy Inc.
           Information Statement on Form PREM14C
           Filed January 30, 2020
           File No. 001-38497

Dear Mr. Duncan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:    Ramey Lane